2024 REPORT

Neurocarrus



LETTER

Dear investors,

This year was another milestone for Neurocarrus with the establishment of a laboratory in Monterey, CA. We anticipate future expansion to enable more science faster for pain medicine. Upcoming goals are to create local and regional networks of experts to assist in our drug development process. This will be combined with continued national and international outreach to inform the world about our focus on pain management.

We need your help!

Investors are invited to reach out anytime for information about our progress. Email us at info@neurocarrus.com and follow us at https//neurocarrus.com and follow Paul Blum and Neurocarrus on LinkedIn. The company will continue to send email updates via the Wefunder platform. It is our continuing goal to help grow our community interested in improving pain management and to provide new options

for people in pain.

Sincerely,

Paul Blum

Co-founder/CEO

Vicky Valverde Salas

Professor

Mark Blum

Director

Jianguo Cheng

Director

How did we do this year?

REPORT CARD

A+

☺ The Good

Made progress on all fronts: manufacturing, safety and efficacy.

Earned revenue from subcontracts around protein production technology.

Established more connections with expert consultants for drug development.

2024 At a Glance

January 1 to December 31


$$$$

$0
Revenue



$104,758
Net Profit


IOU!

$27,710 +0%
Short Term Debt



$0
Raised in 2024



$203,466
Cash on Hand
As of 01/ 1/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$104,758


$0
-$35,187
$0
2023
2024

Net Margin: 0% **Gross Margin:** 0% **Return on Assets:** 42% **Earnings per Share:** $0.12 **Revenue per Employee:** $0

Cash to Assets: 54% **Revenue to Receivables:** ~ **Debt Ratio:** 36%

Final_03._Independent_CPA_Review_Report_-_Neurocarrus_2024.pdf

We ❤ Our 615 Investors

Thank You For Believing In Us

David Knight
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Palliankal Varghese...
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rv llc
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Srinivasan...
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Taylor Lamb
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Atticus Li
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M K
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Parth Chopra
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Dan Daniels
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Joseph Hanecak
Jack Mccullars
Glenn E. Wallauz
Krista Holland
Hazem Nassar
Esther Liu
Bryan K O'Donnell
Rafael Guastavino Jr
Jill Stansell
Kathy Snow
M Jellad
Thomas N Jones
Robert Lewis
Pamala MEADOWS
Rene Jorkiewitz
Brant Campbell Thorpe
Jeff N Bulloch
Loren Pak
Moshe Kaluszyner
Michelle Lamb
Morgan Lamb
Donald Parnell
Brent Clark Lundell Jr.
Cheryl Rarick
Camille Roa
Gene Hunt
Timothy Stoneburner
Christie Davis Toth
Natalie A Plaza
Mr H. Johnson
Suzanne Nielson
Brian Throop
Bradley Mark Short
Ronald Lieberman
Matthew Milner
David Crain
Nathan Stucky
Aaron Lineback
Toni Butcher
Jason Katz
Don Piha
Paul Kapsar
Efosa Amafidon
Philipp Lirk
Marcus Roddy
Anthony Paumier
Amy Fox
Thomas Bossenie
George V. Hartmann
Mark Blum
Bracha Stern
Eric Wells
Rachel Levy-Bencheton
David TREIBITZ
Rajneesh Mehra
Leigh Anderson
Lance B. Williamson
Brian Johnson
Michael Assouline
John Carruth
George West
Kalman Kaplan
Niraj N. Rana
Keith Nation
Aaron Acosta
Robert Resnick
Lakshminarayana...
Eric Santucci
Himan Malek
James A. Dodge
Tobias Joachim Hoeltge
William G Russell
Michael Swift
Bryan Kevin O'Donnell
Blake Simmons
Eric Stapelberg
Jennifer Mitchum
Darya Gorlova
Howard Bornstein
Ted Travis
Merlyn HYERS
Anthony Picatto
Lamar Robinson
Marina Blum
Tom Hicks
Maksim Ruban
Venkatraman Swaminathan
Dennis Ray Thomas
Christine Krumins
Jay Patel
Christopher Davidson
James Parkhurst
Noah Hebert
Neil Young
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Robert Son
Gregory Anderson Jr
Karen Ferguson
Stephen C. Simms
Enrique Teran
Stuart Dexter Hoff
Matthew J Kristof
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Jeffrey Baker
John Danesi
Sanjeev Munjal
Keith Watson
Edward Carey
Rainer Filthaut
David Ryan
Bernhard Köhler
Justin Whitfield
David Pecoraro
W Kim Colich
Bibhu Mahapatra
Elizabeth Nguyen
Adithya Mohan
Lance Hand
Angela Marie Elliott
Ryan Blum
Adam Fishback
Steve Taus
Jim Rickards
Johnny Jenkins
Curt Bromm
Gerald Reichart
David Drabkin
Mohamed Almheiri
Jackie Alvarez
Julian Sardinas
Renee Schaeffer
Art Wong
James Bailar
Lori Madden
Richard Campbell
Will Douglas
Glen P Register
Karin Coyne
William Corry
Simcha Dewick
Raymund Padilla
Timothy Cleary
Michael Gerlach
Gail Lam
Yibin Guo
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Renatta Fairbanks
Robert Juba
John David Woodside
Pamela Smith
Yakubu Abdul-Salam
Wesley Charles Dunn
Mark Olsen
David Tate
Steve Shill
Patricia Savage
Lincoln Jenkins
Trimell Heyward
Terrance Brooms
John Andrews
Samuel P Urban
Paul Aho
Ben Smith
Greg Peterson
Andy Long
Jesus Gamboa
Brian Andrews
Grace Almeida
Kambiz Khosravi
Ping Zhang
Orval G
David Spitz
William D. Tillmon
James Oxley
John Capece
Jeffrey Gross
Gary Bell
Jo Ann Zahra
Vicky Valverde Salas
Matthew Hanna
Carl Whyte
Shawn Eley
Brian Stephensonn
Mitchell L Hayes
Dan Anyumba
Matthew Walsh
Rashawn Curry
Daniel Blum
Sara E Collins
Michael Shane Rosene
Kevin McAlpin
Davender Bhardwaj
Robert Rudzonis
Peter Chrustowski
Brian Hess
Nalini Sridharan
Sean Peters
Midhat Qidwai
Jane E Roberts
Phil Turturici
Donald Sturiale
Daniel McMahon
Salvatore Inzerillo
Gary Bayliff
Michael Teske
Tara Geria
Mira Kracke
Richard Shanks
Mike Musso
Kenneth Forsythe
Daniel Perreault
Rob Miller
Brenda Loeffler
Steffan Trent Carr
Hugh Nguyen
Epifanio Figueroa
James Byrd
Stephen Stanton
Mathew Thomas
Roy Adams
Sawyer Schmookler
Marina Donova
Casandra Kennedy
Heidi Buhrman
Diane Kestner
Edifice Asset Management
Xuong T Nguyen
Carl Green

Thank You!

From the Neurocarrus Team



Paul Blum

Co-founder/CEO

30+ years in cell engineering and microbiology, focused on protein drug development. Paul is full time CEO of Neurocarrus in Monterey, California. He is a serial inventor and was an endowed universit...



Derek Allen

Research Scientist

Ph.D. focused on protein drug development with emphasis on protein synthesis and purification. Also specialized in bioassays and...



Jianguo Cheng, MD, Ph.D

Board Member

Professor and Director, Cleveland Clinic; Past President, American Academy of Pain Medicine. Highly active in research and pain medicine...







Bruce McDonald, JD

Board Member

Partner in the intellectual property group at Smith, Gambrell & Russell, LLP; member of the District of Columbia Bar. Specialized in...



Mark Blum, JD

Board Member

Mark is an attorney licensed in California who practices law in California since 1986. For the past three years, he has continued his role...



Vicky Valverde Salas

Board Member

Vicky attended MIT majoring in Mathematics, Physics and Biology. He earned an M.D. from the U. Madison Wisconsin Medical School and traine...

Details

The Board of Directors

Director	Occupation	Joined
Jianguo Cheng	Pain Medicine @ Cleveland Clinic	2019
Mark Blum	Law @ Horan Lloyd	2023
Vicky Valverde Salas	Medicine @ Self	2023
Paul Blum	CEO @ Neurocarrus	2017
Bruce McDonald	Intellectual Property Law @ Smith, Gambrell & Russell, LLP	2023

Officers

Officer	Title	Joined
Paul Blum	CEO	2017

Voting Power

Holder	Securities Held	Voting Power
Paul Blum	500,000 Common Stock	56.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2017	$250,000	Common Stock	Section 4(a)(2)
12/2017	$30,000	Common Stock	Section 4(a)(2)
01/2019	$6,637		Section 4(a)(2)
04/2019	$344,168		4(a)(6)
09/2023	$41,126		Section 4(a)(2)
05/2026	$199,960		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
	01/02/2019	$6,637	$6,637	%		Yes
Paul Blum	09/01/2023	$41,126	$41,126	0.0%		Yes

Related Party Transactions

During the period ended December 31, 2017, the Company entered into an exclusive license agreement with a non-profit organization for the unlimited worldwide use of certain patent rights. The Company may also sublicense these rights. The Company issued the non-profit organization 64,935 shares of common stock in lieu of payment for the license fee of $30,000. The issuance of common stock represents 5% of the common stock issued and outstanding on a fully diluted basis as of the effective date of the agreement. The agreement includes an anti-dilution protection which requires the Company to issue additional shares of common stock as necessary to the non-profit organization to maintain the 5% ownership until an equity investment occurs that is (i) at least $5,000,000 and (ii) has a post-financing equity valuation of at least $5,000,000.

On a quarterly basis, the Company will pay the non-profit organization a royalty of 2% of net sales related to the licensed products as defined in the agreement unless the Company is required to pay royalties to a third party in order to use the licensed product. In this situation, the Company may reduce the royalty by 50% of the amount of the royalty paid to the third party, but in no event will be less than 1%. Effective in 2022, a minimum annual royalty payment of $1,000 will be paid until the first commercial sale occurs as defined in the agreement. The minimum annual royalty payment increases to $50,000 effective in the year following the first commercial sale. These payments will continue until the patent expires.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	887,581	Yes

Warrants:	0
Options:	411

Form C Risks:

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities. Positive results from pre-clinical studies should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials. Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

The Company may never receive future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company needs to raise substantial additional funding in order to continue operations and achieve milestones.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

If serious adverse events or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit the development of some of our product candidates. If our product candidates are associated with undesirable side effects in preclinical or clinical trials or have characteristics that are unexpected, we may

need to interrupt, delay, or abandon their development or limit development to more narrow uses or sub-populations in which the undesirable side effects are less prevalent, less severe, or more acceptable from a risk-benefit perspective. Testing in animals may not uncover all expected side effects or side effects in humans may be more severe. No assurance can be given that N-001 will not cause unwanted and potentially unacceptable side effects when tested in the clinic. Many compounds developed in the biopharmaceutical industry that initially showed promise in early stage-testing have later been found to cause side effects that prevented further development of the compound. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business. In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies of our product candidate. We have not yet obtained regulatory approvals for any of our pharmaceutical products. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ?;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ?
for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce

of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Neurocarrus Inc

Delaware Corporation
Organized October 2017

3 employees
60 Via Buena Vista
Monterey CA 93940 https://neurocarrus.com/

Business Description

Refer to the Neurocarrus profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neurocarrus is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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